Kuke Music Holding Limited

Room 303, Beijing Broadcasting Tower

Chaoyang District

Beijing 100022

People’s Republic of China

July 19, 2023

VIA CORRESPONDENCE

Nasreen Mohammed

Joel Parker

Jimmy McNamara

Christopher Dunham

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kuke Music Holding Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 16, 2023 File No. 001-39859

Dear Ladies and Gentlemen:

Kuke Music Holding Limited (the “Company”) has received the letter dated July 6, 2023 from the the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to August 10, 2023.

If you have any additional questions regarding the Form 20-F, please contact the undersigned at yuhe@kuke.com, or the Company’s U.S. counsel, Steve Lin, at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ He Yu
	Name:	He Yu
	Title:	Chief Executive Officer